+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        Jacobs                   Bradley                              S.
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        (Last)                      (First)                        (Middle)

C/O United Rentals, Inc.
Five Greenwich Office Park
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                                   (Street)

      Greenwich,                      CT                              06830
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol United Rentals, Inc. URI
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year March 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

                     Chairman and Chief Executive Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X_ Form filed by One Reporting Person
    ___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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Common Stock, see p. 3
 annexed hereto
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                               Page 1 of 4 pages

  Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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 Table II--Derivative Securities Acquired, Disposed of or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Nature
                                 cisable and       Underlying Securities        of          of Deriv-        ship          of In-
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          direct
                                 Date                                           ative       Secur-           of De-        Bene-
                                 (Month/Day/                                    Secur-      ities            rivative      ficial
                                 Year)                                          ity         Bene-            Security;     Owner-
                                                                                (Instr.     ficially         Direct        ship
                               --------------------------------------------     5)          Owned            (D) or        (Instr.
                               Date     Expira-              Amount or                      at End           Indirect (I)   4)
                               Exer-    tion         Title   Number of                      of               (Instr. 4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
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Explanation of Responses:
See continuation on page 3 and 4

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


            Bradley S. Jacobs                April 2, 2001
          -------------------------------  -----------------
            Signature of Reporting Person        Date

                                          Form 4 Continuation Sheet--Page 3 of 4

1.  Name and address of Reporting Person
         Bradley S. Jacobs
         C/O United Rentals, Inc.
         Five Greenwich Office Park
         Greenwich,  CT 06830
2.  Issuer Name and Ticker or Trading Symbol
         United Rentals, Inc..    URI
4.  Statement for Month/Year
         March 2001

--------------- ------------ -------------- ------------------------------ ------------------ ---------- --------------
                             3. Transaction  4.Securities Acquired(A) or
                             Code (Instr. 8) Disposed of(D)                5.Amount of        6.Ownership
                                             (Instr. 3, 4 and 5)           Securities         Form:
                2.Transaction -------------------------------------------- Beneficially       Direct
                Date                                    (A)    Price ($)*  Owned at End of    (D)        7. Nature of
1.Title of      (Month/Date/                            or                 Month (Instr. 3    Indirect   Indirect
Security         Year)       Code     V     Amount      (D)                and 4)             (I)        Ownership
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/5/01       S                 174,100  D         17.7580
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/6/01       S                 182,500  D         17.3647
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/7/01       S                 330,000  D         17.6936
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/8/01       S                 213,400  D         17.6867
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/15/01      S                   4,200  D         18.7500
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/16/01      S                  19,700  D         17.6290
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/19/01      S                 165,300  D         17.3394
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/20/01      S                 283,300  D         17.2682
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/27/01      S                  75,000  D         17.0000
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/28/01      S                 120,000  D         16.7112
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/29/01      S                 102,800  D         16.3128
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------
common stock    3/30/01      S                 330,000  D         15.7955       20,097,873(1) (1)        (1)
--------------- ------------ -------- ----- ----------- ------ ----------- ------------------ ---------- --------------

*The indicated sales price with respect to a given date represents the average price at which shares were sold on such date.

                                          Form 4 Continuation Sheet--Page 4 of 4

1.  Name and address of Reporting Person
         Bradley S. Jacobs
         C/o United Rentals, Inc.
         Five Greenwich Office Park
         Greenwich,  CT 06830
2.  Issuer Name and Ticker or Trading Symbol
         United Rentals, Inc..    URI
4.  Statement for Month/Year
         March 2001

Explanation of Responses:

(1) The indicated shares are comprised of the following:

Direct Ownership:
----------------

The following shares are directly owned: (i) 5,100,843 outstanding shares; (ii) 1,729,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants; (iii) 2,950,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable options; and (iv) 3,754,830 shares that are owned by others (comprised of 2,461,972 outstanding shares and 1,292,858 shares that are not outstanding, but may be acquired pursuant to currently exercisable warrants). Mr. Jacobs is deemed to share beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) of the shares owned by others described in clause (iv) because he has certain contractual rights to control the disposition of these shares. He has no pecuniary interest in these shares.

Indirect Ownership
------------------

The following shares are indirectly owned: (i) 3,292,200 outstanding shares; and
(ii) 3,271,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants. The indirectly owned shares are held by Bradley Jacobs, LLC or Bradley Jacobs (1997) LLC, which are entities controlled by Bradley S. Jacobs.